Exhibit 99.7

October 23, 2020

Dale 0 . Gunther

856 East 700 North

American Fork, UT 84003

Blaine C. Gunther

75 East 1010 North

American Fork. UT 84003

Dear Messrs. Gunther:

Thank you for your letter (your "Letter") dated October 6, 2020 and addressed to all of the members of the board of directors (the " Board") of Altabancorp (the "Company") and Mark Olson (Executive Vice President and Chief Financial Officer of the Company). In your Letter , you requested a meeting with all members of the Board and Mr. Olson to discuss a number of matters including the Schedule 13D filed by various members of the Gunther Family (the "Gunther Family Shareholders") on June 12, 2020 and amended July 22, 2020 (the Schedule 13D"). We, being all of the members of the Special Committee of the Board, have reviewed and thoroughly discussed your Letter, including your meeting request. For the reasons set forth below, we respectfully decline your meeting request at this time.

First, engagement between you and the Board regarding the Schedule 13D must be with the Special Committee - not with the entire Board. As has been discussed and explained in conversations between you and members of the Special Committee, the Board implemented certain processes and procedures, including the formation of the Special Committee in response to the Schedule 13D. These processes and procedures were put in place to protect the Company and members of the Board, including Jon Gunther and Paul Gunther, from certain conflicts of interest resulting from Jon and Paul serving simultaneously as directors of the Board and participating as members of the group that filed the Schedule 13D. Accordingly, all communications between you and the Board regarding matters relating to the Schedule 13D must be addressed to the Special Committee.

Second, the Special Committee cannot discuss the Schedule 13D with you without a non-disclosure agreement in place. On August 13, 2020, our counsel (Justin Macke) and your counsel (Marc Williams) first discussed the need for a customary non-disclosure agreement between you and the Company to permit confidential discussions without concern for potential violations of Regulation FD. Our respective counsels worked together for two weeks to finalize a non-disclosure agreement. However, Mr. Williams ceased engaging with Mr. Macke on August 27, 2020. Following multiple attempts to contact Mr. Williams, Mr. Macke sent an e-mail to Mr. Williams on behalf of the Special Committee explaining that the Special Committee set a deadline of Friday, September 11, 2020, for the parties to execute the NDA. Mr. Williams did not acknowledge or otherwise respond to the e-mail. Approximately five weeks have passed since the September 11 deadline but the parties have not executed an NDA.

l East Main Street , American Fork, UT 84003

October 23, 2020

Finally, the Special Committee believes that another meeting would be productive only if the Gunther Family Shareholders first provide a list of detailed goals for the Special Committee to review and thoroughly consider. Members of the Special Committee have spent hours in telephone meetings with each of you over the last 10 weeks, including, for example, those held on August 4, September 3, September 9, and October 2. We have no clearer understanding of the Gunther Family Shareholders' specific goals today than we did following our first meeting on August 4. We have formally been requesting a list of your goals since the beginning of August. Following positive discussions and e-mails between our respective counsels, the Special Committee believed that the parties were making progress towards a potential resolution when Mr. Williams informed Mr. Macke on August 24, 2020 that he had "the 'bid/ask' matrix we discussed." It has been almost two months since Mr. Williams acknowledged receiving the request list but the Special Committee has not yet received this document.

As members of the Board, we have a fiduciary duty to all shareholders. We will not allow the Schedule 13D to distract the Board, the Special Committee, or the executive management from what really matters-continuing to execute the strategic direction unanimously agreed to by the Board, including those directors who are also members of the Gunther Family Shareholders, and to operate the Bank to maximize value for all shareholders. We are unanimously resolved to adhere to the process and procedures put in place to protect the Company and its Board from conflicts of interest and to avoid lengthy, expensive, and protracted discussions. Accordingly, we respectfully decline your meeting request.

Respectfully,

The Members of the Special Committee of the Board of Directors of Altabancorp

By:	/s/ Matthew S. Browning	By:	/s/ Richard T. Beard
	Matthew S. Browning, Chair		Richard T. Beard, Member

By:	/s/ David G. Anderson	By:	/s/ Natalie Gochnour
	David G. Anderson, Member		Natalie Gochnour, Member

By:	/s/ R. Brent Anderson	By:	/s/ Douglas H. Swenson
	R. Brent Anderson, Member		Douglas H. Swenson, Member

By:	/s/ Deborah S. Bayle	By:	/s/ Len E. Williams
	Deborah S. Bayle, Member		Len E. Williams, Member